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EX99.27 - PRESS RELEASE DATED MAR 7, 2005: HAP NANO STENT COATING DEMONSTRATES
          EXCELLENT BIOCOMPATIBILITY AND SAFETY IN CORONARY ARTERIES.


VANCOUVER, March 7, 2005 - MIV Therapeutics Inc. (MIVT:OTCBB), a developer of next-generation drug-eluting coatings that inhibit the rejection of implanted medical devices announced today successful the completion of pilot preclinical studies of hydroxyapatite (HAp) coated stents in pig coronary arteries. The histopathology studies that followed angiographic and intravascular ultrasound evaluation confirmed excellent biocompatibility and safety of its proprietary hydroxyapatite (HAp) coating for vascular applications.

The 28-day safety study was performed on four different formulations of MIVT's biocompatible hydroxyapatite (HAp) nano-film coating specifically designed for cardiovascular stents, vascular applications, and use in a broad range of other implantable medical devices. Stents coated with MIVT's proprietary coating demonstrated superb safety and healing properties when implanted in pig coronary arteries.

"The stents coated with hydroxyapatite have demonstrated excellent biocompatibility and safety of our proprietary coating technology. The low amount of produced neointima ranks with the best contemporary bare metal stents and some drug-eluting stents described in literature utilizing a similar experimental setting. This remarkable result gives us a solid foundation for pivotal pre-clinical safety studies and subsequent clinical studies." said Alan Lindsay, Chairman, President and CEO of MIVT.

The animal trial was conducted at the Methodist DeBakey Heart Center, Houston Texas, by Greg L. Kaluza, M.D., Ph.D., FACC, who summarized: "The study was extremely successful in yielding consistent and clearly interpretable data despite its exploratory character. All four variants of the hydroxyapatite coated stents have deployed very easily, had favorable presentation in angiography and intravascular ultrasound, and demonstrated excellent safety and biocompatibility by histology. It has to be noted that such biocompatibility of coated stainless steel surface has been rarely found in polymer stent coatings currently dominating the field. The results obtained in the present pilot study with hydroxyapatite, a material naturally occurring in the body, offer a promise of a uniquely favorable safety and biocompatibility profile, rarely matched in the endovascular setting."

The histology studies were supervised by Fred J. Clubb, Jr., DVM, Ph.D. Director of Research at the Cardiovascular Pathology Laboratory, Texas Heart Institute, Houston, Texas, who concluded in his report: "Four studied stent groups coated with different coating technologies did not induce excessive vascular changes. Results of this study suggest that the stents coated with MIVT Hydroxyapatite coating could be safe for clinical trials."

Neither of the above institutions, nor the investigators involved in the above study, had any vested interest in the sponsors of the study.

Dr. Dov Shimon, Chief Medical Officer of MIV Therapeutics and Heart Surgeon added, "In all investigational groups evaluated in this study the endothelialization of all study stents was complete at 28-days. Moreover, there was no significant residual fibrin visible on the luminal surface or around the stent struts. All the histology parameters were very uniform and on par with the bare metal stents. Bare metal stent surface has been so far unmatched in vascular compatibility. Competitive coatings specifically designed with an objective to decrease thrombogenicity, such as heparin or phosphorylcholine, have failed to be clinically superior to stainless steel. Thus, this equivalence of HAp coating to stainless steel is an extremely valuable and encouraging finding."

About the Methodist DeBakey Heart Center and Texas Heart Institute, Houston,
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Texas.
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The Methodist DeBakey Heart Center and the Texas Heart Institute, Houston, Texas
are leading clinical, academic and scientific research institutions. Both institutions are globally recognized as leading cardiovascular centers. Pioneering work and contributions in the fields of heart surgery, congenital heart disease, aortic surgery, heart transplantation, vascular surgery, and invasive cardiology have placed these centers as pillars of excellence.

About MIV Therapeutics
----------------------

MIV Therapeutics is developing a next generation line of advanced biocompatible coatings for passive and drug-eluting application on cardiovascular stents and other implantable medical devices. MIVT's ultra-thin coating has been derived from a unique biocompatible material called Hydroxyapatite (HAp) that has been shown to significantly inhibit the body's inflammatory response and the problem of restenosis associated with implanted medical devices. Hydroxyapatite is a biocompatible and bioactive porous material that makes up the bone mineral and matrix of teeth. It is widely used as a bone substitute material and for coating

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implantable fixation devices in orthopedic, dental and other applications. A
Collaborative Research Agreement (CRA) between MIVT and the University of British Columbia received a research and development grant from the Natural Sciences and Engineering Research Council of Canada (NSERC) in 2002 for the additional development of Hydroxyapatite as a drug eluting coating. MIVT's ultra-thin coating formulation is designed primarily to protect surrounding tissue from the chemical interaction of metal stents. The Company has progressed to the next development stage, which is expected to finalize the drug-eluting research and development program.

Please visit www.mivtherapeutics.com for more information.

Investor Inquiries:
Dan Savino
Investor Relations, MIV Therapeutics
Ph: 1 800 221-5108 ex.16
Fax: 604 301-9546
Email: dsavino@mivi.ca

Product inquiries and business opportunities:
Arc Rajtar
arajtar@mivi.ca
(604) 301-9545 ext 22

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements. Such statements are indicated by words or phrases such as "believe", "will", "breakthrough", "significant", "indicated", "feel", "revolutionary", "should", "ideal", "extremely" and "excited". These statements are made under "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those described in forward-looking statements and are subject to risks and uncertainties. See the Company's filings with the Securities and Exchange Commission including, without limitation, the Company's recent Form 10-K and Form 10-Qs, which identify specific factors that may cause actual results or events to differ materially from those described in the forward-looking statements.